Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

Annual Report Pursuant to Regulation A

For the year ended December 31, 2023

Iroquois Valley Farmland REIT, PBC
(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

708 Church Street

Suite 212

Evanston, IL 60201

(Full mailing address of principal executive offices)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this Annual Report constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events, or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “will” and “would” or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Forward-looking statements we make in this Annual Report are subject to various risks and uncertainties that could cause actual results to vary from our forward-looking statements, including:

•	our future operating results;

•	our business and investment prospects;

•	changes in our business strategy;

•	availability, terms, and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates or the general economy;

•	changes in governmental regulations, tax rates and similar matters;

•	the degree and nature of our competition;

•	the adequacy of our cash reserves and working capital; and

•	the timing of cash flows, if any, from our investments.

Details of risk factors identified by management are included under the heading “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated May 18, 2023, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Item 1. Business

The Company

Iroquois Valley Farmland REIT, PBC, a Delaware public benefit corporation (“Iroquois Valley REIT”), is an organic farmland finance company. We select, value, and manage farmland investments across the United States (each, a “Farmland Investment”). Farmland Investments include farmland, mortgage financings secured by farmland, and operating lines of credit extended to farmers, all centered around organic farming. We are one of the first private companies in North America to offer investors direct exposure to a diversified portfolio of certified organic farmland.

We conduct our business and own our Farmland Investments through our operating company, Iroquois Valley Farms LLC, an Illinois limited liability company (“Iroquois Valley LLC”). Iroquois Valley REIT owns 99% of the membership interest of Iroquois Valley LLC directly and controls the remaining 1% of Iroquois Valley LLC through Iroquois Valley REIT’s wholly owned subsidiary, Iroquois Valley TRS, Inc. Iroquois Valley REIT serves as the sole Manager of Iroquois Valley LLC.

Hereinafter, references to “Iroquois Valley,” “we,” “us,” “our,” or the “Company” refer to the entire Iroquois Valley corporate family, namely Iroquois Valley REIT together with its consolidated subsidiaries, including, our operating company, Iroquois Valley LLC (as well as any subsidiaries thereof), and Iroquois Valley TRS, Inc.

Iroquois Valley REIT is currently seeking to raise up to $67,263,289 (as of the date of the Offering Statement) through the sale of common stock (the “Offering”), pursuant to the terms of SEC Regulation A+, Tier II (Reg A) and our Offering Statement initially qualified by the Securities and Exchange Commission on May 31, 2022, and as amended from time-to-time. Since our initial offering launched in May 2019 through April 1, 2024, we have raised total gross proceeds of approximately 36,715,495 through Regulation A offerings of our common stock. This Offering is expected to expire on May 31, 2025, unless terminated earlier by our board. There is no established public trading market for our common stock. This is a “best efforts” offering, which means that we will use our best efforts to sell shares of common stock, but there is no obligation to sell any specific amount of shares through this Offering. We expect to use substantially all proceeds from this Offering to acquire additional Farmland Investments throughout the United States. For details of the Offering, see our Offering Statement on Form 1-A POS dated May 18, 2023, filed with the SEC, as has been and may be amended from time to time, accessible on the SEC’s website at www.sec.gov.

Social and Environmental Objectives of Iroquois Valley

We envision an agricultural system transformed through land stewardship, rooted in organic farmland, for the health of people, communities, and our planet.

Embodied in this vision are the following seven guiding principles:

•	Enable the next generation of young farmers to positively impact world health;
•	Farm with healthy, humane, and organic practices without GMOs, toxic pesticides, herbicides, fungicides, synthetic fertilizers, or other harmful chemicals;
•	Keep the farmers on the land by indefinitely renewing their leases and preferentially selling to the farm tenant;
•	Enable farmers to own land by providing mortgage financing;
•	Provide working capital to farmers by providing operating lines of credit;
•	Grow a broad base of mission-aligned investors and partners working to heal people and planet;
•	Transition traditional investment capital from conventional extractive practices to renewable and regenerative uses;
•	Maintain a fair-valued and democratically governed enterprise enabling both investors and farmers to enjoy a stable and profitable return on their farming investment; and
•	Protect farmland.

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Our Portfolio Objectives

Our objectives when acquiring Farmland Investments are to:

•	Offer investors a diversified farmland portfolio in terms of geography, production mix, and asset class;
•	Balance new and existing relationships with farmers;
•	Grow the fair market value of our shares;
•	Provide investors liquidity through redemption of our common stock while maintaining ownership of the underlying farmland assets in perpetuity;
•	Pay annual dividends; and
•	Preserve, protect, and return investor capital contributions.

We seek to achieve these objectives steadily over time; however, there is no assurance that we will meet the foregoing objectives. See “Risk Factors,” below.

Our Strategy

We aim to provide investors access to a diversified portfolio of certified organic farmland in line with our guiding principle, portfolio objectives, and public benefit commitment. We expect to use substantially all the net proceeds of our Offering to invest in Farmland Investments throughout the United States. We may invest in Farmland Investments through one or more joint ventures or subsidiaries.

In selecting Farmland Investments, we prioritize those that will provide financial returns and further our social and environmental objectives. For real estate investments, we hope to acquire and manage farmland properties that generate both fixed and variable leasing revenue from tenants. For debt investments (i.e., mortgages and operating lines of credit), we directly structure, underwrite, and originate these products, allowing us to approach our underwriting in partnership with the farmer. Our focus with these debt instruments is to lend to farmers with a low risk of default based on due diligence underwritten by our investment team and approved by our investment committee. In structuring our loan transactions, we aim to receive an acceptable risk-adjusted return and to provide the farmer with a realistic and manageable payment schedule.

We also seek to acquire Farmland Investments that reflect the diversity of activities occurring on certified organic farmland throughout the United States. We seek to invest across a wide swath of geographic locations with operators that vary in terms of size, generational history, crop and production mixes, business plans, and supply chain practices.

Market Opportunities

Our income stream from Farmland Investments depends in large part on organic farmers’ revenue and profitability. Demand for organic food continues to grow, largely driven by a broad base of the U.S. population’s concern for the quality, source, and nutrition of the food they eat and feed their children. Organic farmers earn a price premium for their crops at market. Studies show that, as a result, over time organic farms can be more profitable than conventional farms of a similar size, scope, and crop variety. The growing demand for organic food, coupled with the price premium for certified organic products, is fundamental to our business model. Ultimately, we believe that in this market, our Farmland Investments will allow us to create income for periodic dividend payments to our stockholders, in addition to social and environmental impact.

Our Commitment to Impact

As a Delaware public benefit corporation, Iroquois Valley REIT and its board of directors will consider our public benefit purpose in addition to the financial interests of shareholders when making decisions. Pursuant to our Certificate of Incorporation, our public benefit purpose is enabling healthy food production, soil restoration and water quality improvement through the establishment of secure and sustainable farmland access tenures. Accordingly, we intend to operate in a responsible and sustainable manner.

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We have taken several steps to further our commitment to social and environmental impact. We prioritize environmental impact through our conservation efforts. In 2019, Iroquois Valley became one of the first companies to undergo an Impact Management Assessment by Aeris Insight. Since 2012, we have been certified as a “B Corp,” a private certification awarded for meeting rigorous standards of social and environmental performance, accountability, and transparency. We have frequently scored within the top 10% of all B Corps assessed, earning us awards like “Best for the World Overall” and others in specific categories.

Employees

The Company employs 10 people full-time.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate and farming industries in general. These risks are outlined under the heading “Risk Factors” in our Offering Circular dated May 18, 2023, and qualified on May 31, 2023, available at www.sec.gov, as the same may be updated from time to time. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis is based on financial statements of Iroquois Valley REIT for the years ending December 31, 2023 (“Fiscal 2023”) and December 31, 2022 (“Fiscal 2022”). The discussion should be read in conjunction with the Company’s consolidated financial statements and the notes thereto contained in this Annual Report. None of the financial information in the discussion has been audited or reviewed by our independent auditors. Where appropriate, the discussion includes an analysis of the effects of this offering.

Operating Results

Below is a discussion of some of the more important aspects of the results of our operations for the year ending Fiscal 2023 and the year ending Fiscal 2022.

Revenues from Leasing Activities

During Fiscal 2023, we realized revenues of $2,156,309 from leasing activities (inclusive of reimbursements). This is an increase of $286,540 or 15% relative to the Fiscal 2022 figure of $1,869,769. The 2023 increase was due to a higher asset base of owned farmland and the corresponding revenues received.

As of the end of Fiscal 2023, we had 58 farms under leases having terms of one to eight years remaining, compared to 55 farms as of the end of Fiscal 2022. There were five farms purchased in Fiscal 2023 and seven farms purchased in Fiscal 2022. During Fiscal 2023, we sold two farms. There was one farm sold during Fiscal 2022. Since the end of Fiscal 2023, we acquired four additional farms, increasing the total farm count as of April 1, 2024 to 62.

As of December 31, 2023, we had two tenants with past-due rents that are deemed at high-risk of collection (categorized as Default). We are actively working with these tenants to resolve past-due amounts. Additionally, we had one tenant past-due (categorized as Watch). As of December 31, 2023, an allowance specific to these accounts receivable of $17,173 was recorded. Although we believe that we will be able to achieve a resolution to mitigate the loss of revenue with all past-due amounts, there can be no assurance that we will still not recognize significant losses of revenue with respect to these tenants.

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Revenues from Variable and Crop Income

Variable income refers to additional income we receive from leaseholders once they achieve a certain level of revenue, whereas crop income refers to the revenue we receive from a crop share arrangement we have with one farmer. During Fiscal 2023 we realized revenues of $494,962 from variable and crop income. This is an increase of $310,604 or 168% relative to the Fiscal 2022 figure of $184,358. The 2023 increase was due to higher variable rent on certified organic farmland where farmers achieved certain levels of revenue. Variable rent provisions continue to be part of our standard leases. We do not expect to enter into additional crop share arrangements.

Revenues from Mortgage Interest Income

We recognized revenues from providing mortgage financing for farmland of $1,485,446 in Fiscal 2023, an increase of 20% or $250,966 over the $1,234,480 achieved in Fiscal 2022. This increase was the result of a year-over-year increase in mortgage loan assets outstanding. As of the end of Fiscal 2023, we had 50 loans with a mortgage note net balance of $27,133,826. This compares to 48 loans, with a net balance of $25,160,988 as of the end of Fiscal 2022. As of the end of Fiscal 2023, we accrued an Allowance for Credit Losses of approximately $143,964 to manage collection risk.

Revenues from Operating Lines of Credit Income

We recognized revenues from providing operating line of credit financing for farmland of $115,404 in Fiscal 2023, essentially flat over the $115,335 achieved in Fiscal 2022. As of the end of Fiscal 2023, we had nine loans reflecting an operating line of credit net balance of $1,635,100. This compares to nine loans, with a net balance of $1,880,575 as of the end of Fiscal 2022. During Fiscal 2023, we refinanced two outstanding lines of credit and added two new ones, while two were retired.

Revenue from Grant Income

We recognized revenues from grants awarded by the National Resources Conservation Service, a division of the United States Department of Agriculture of $169,998 in Fiscal 2023, an increase of 38% or $46,520 over the $123,478 achieved in Fiscal 2022. This increase was due to incurring higher reimbursable expenses. See the section titled Conservation Innovation Grant below.

Other Revenue

In addition to revenue from leases and financing, we collect a limited amount of other revenue, primarily from acquisition or loan origination fees, and interest on Company cash balances. In Fiscal 2023 we recorded $102,495 compared to $144,051 in Fiscal 2022, a decrease of $41,556 or 29%. The decrease was due mainly to a smaller amount of interest on the Company’s lower cash balances during the year and a smaller amount of patronage income. Patronage income is a benefit that returns a portion of one of our lender’s earnings back to it member-owners.

Operating Expenses

Our total “Operating Expenses” for Fiscal 2023 were $3,769,188, an increase of 23%, or $715,235, over the $3,053,953 recorded in Fiscal 2022. The year-over-year increase was driven mostly by increases in employee expenses, general and administrative expenses, and professional fees.

•	Employee expenses increased to $1,897,826 in 2023 compared to $1,318,378 in 2022, a $579,448, or 44% year-over-year increase. The increase was due to salary and benefit increases and a one-time expense related to a deferred compensation agreement of approximately $240,000.
•	General and administrative expenses increased to $677,182 in 2023 compared to $469,344 in 2022, a $207,838, or 44% year-over-year increase. This increase was mainly the result of increases in donations and sponsorships and the initiation of a new fund accounting and investment administration platform.

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•	Change in provision for credit losses decreased to $6,485 in 2023 from $303,675 in 2022, a $297,190 or 98% year-over-year decrease. The decrease was due to the payment and resolution of certain customer delinquencies.
•	Professional fees increased to $680,155 in 2023 from $506,155 in 2022, a $174,000 or 34% year-over-year increase. The increase was primarily the result of higher consulting fees.
•	Real estate taxes were flat at to $227,173 in 2023 relative to $226,739 in 2022.
•	Insurance increased to $49,618 in 2023 compared to $34,470 in 2022, a $15,148 or 44% year-over-year increase. The increase was due to insuring more properties and an increase in rates.
•	Depreciation and amortization increased to $230,749 in 2023 from $195,192 in 2022, a $35,557 or 18% year-over-year increase.

Interest Expense

Interest expense increased to $571,139 in 2023 from $545,187 in 2022, a $25,952 or 5% year-over-year increase. The increase was primarily due to higher interest rates on an outstanding line-of-credit balance.

General Discussion of Expenses

The leases in our portfolio are structured as triple-net leases, under which the tenant is responsible for substantially all of the property-related expenses, including taxes, maintenance, water usage, and insurance either directly or as reimbursement under the terms of the lease. We do occasionally cover expenses associated with major capital improvements, with such expenses increasing the rental cost of the farmland. Additionally, our mortgage loan assets have limited direct costs given the nature of a loan asset. As such, the cash expenses associated with our operations mainly consist of general and administrative expenses and professional fees associated with managing the portfolio rather than the assets directly. We expect to incur costs associated with employing our personnel, investment due diligence, marketing and promotion, consulting fees, legal fees, and accounting fees. We believe that we will be able to achieve economies of scale as our farmland portfolio grows and as our investment portfolio increases over-time. This will enable us to reduce our operating costs as a percentage of assets over time.

Conservation Innovation Grant

In December 2019, Iroquois Valley LLC was awarded a $700,000 grant from the National Resources Conservation Service (“NRCS”), a division of the United States Department of Agriculture (“USDA”). The purpose of this Conservation Innovation Grant is to establish a funding pool and manage programs that will lower cost of capital to socially disadvantaged farmers. This three-year grant began in March 2020 and has been extended through December 31, 2024. Under the terms of the grant, the Company receives reimbursement totaling $700,000 for expenses associated with achieving intended outcomes.

Given the contingent nature of the grants (reimbursements are only made after we incur expenses related to the grant) we have not recorded the full grant amount as an asset related to future reimbursement payments. Instead, we record grant reimbursements after incurring expenses related to grant activities. We are reimbursed by the USDA on a monthly basis.

Liquidity and Capital Resources

Our main cash requirements relate to operating expenses and commitments associated with outstanding borrowings. We do not have any ongoing equity payment obligations except those that arise out of earnings and profits distributions as required under REIT tax law.

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Our liquidity needs consist primarily of cash needed for Farmland Investments and borrowing obligations. Consistent with historical operations we intend to acquire additional farmland and provide financing backed by farmland. We also service our debt obligations, making principal and interest payments on existing debt and any additional debt we may incur. On a selective basis we may make capital expenditures on owned farmland but have no such committed capital at this time. We plan to meet our long-term liquidity requirements through funding from this offering, cash-flow from operations, and the issuance of secured and unsecured borrowings. Revenue has historically been sufficient to meet the needs of operating expenses.

The Company currently has a revolving line of credit of $10,000,000 with Compeer Financial. As of the date of this Annual Report we have an outstanding balance under this line of credit of $2,341,905. We primarily use this line of credit to fund Farmland Investments, both direct real estate investments and loan financings. In the past, we have used proceeds from our offerings (both equity and unsecured debt) to repay the line of credit borrowings.

As of April 15, 2024, $440,000 of unsecured notes are eligible to be redeemed in during the remainder of 2024. We have no secured loan obligations coming due in the next 12 months. We intend to repay the unsecured loan obligations with revenues and from proceeds from the offerings of Iroquois Valley REIT’s common stock as well as of unsecured promissory notes by Iroquois Valley LLC (See “Rooted in Regeneration Note Offering” below), and lines of credit.

Our ability to raise additional equity capital will depend on a number of factors including, overall farmland market performance, our operating results and market sentiment towards public benefit corporations. We also cannot predict the impact of potential interest rate changes on our ability to access additional capital. We do not have any off-balance sheet arrangements.

Trend Information

We expect an increasing focus on healthy eating and concerns about climate change and the environment will continue to drive demand for organic food and organic farmland and, in turn, drive revenue growth for the Company.

Paycheck Protection Program

On April 23, 2020, we entered into a $103,528 U.S. Small Business Administration (“SBA”) Paycheck Protection Program note payable. The note payable incurred interest at a fixed rate of 1.00%. The note was fully repaid during Fiscal 2023. There is no outstanding balance as of December 31, 2023.

Rooted in Regeneration Notes Offering

As of the date of this Annual Report, our operating company, Iroquois Valley LLC, is currently offering unsecured promissory notes for sale to accredited investors only, referred to as “Rooted in Regeneration Notes.” We first started issuing unsecured notes in 2015 and the amount outstanding has increased to $22,286,980 as of December 31, 2023. The rates and maturities of the full complement of these unsecured notes vary by issuance and series, but they are generally lower cost than those terms available from traditional lenders. We intend to issue additional unsecured notes through the existing Rooted in Regeneration Note offering and future, similar offerings to partially meet future cash needs.

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Item 3. Directors and Officers

Board of Directors

Name	Position	Age	Term of Office
Dr. Anna Jones-Crabtree	Chairperson of the Board of Directors	54	Sept 2021-2024
David E. Miller	Director and Co-Founder	70	Sept 2021-2024
Dr. Stephen P. Rivard	Director and Co-Founder	70	Aug 2022-2025
Andy Ambriole	Director	35	Aug 2022-2025
Dororthy D. Burlin	Director	56	Aug 2022-2024
Ingrid Dyott	Director	51	Jan 2024-(1)
Arnold W. Lau	Director	65	Sep 2023-2026
Joseph A. Mantoan	Director	70	Sep 2023-2026
Olivia Watkins	Director	29	Aug 2022-2025
Christopher Zuehlsdorff	Director	48	Sep 2023-2026

(1)	On December 13, 2023, Malaika Maphalala resigned from her position as Director due to personal obligations, following over 6 years of service. On January 29, 2024, the Board of Directors appointed Ingrid Dyott to the vacancy created by Ms. Maphalala’s resignation, to serve until the next meeting of the stockholders.

Executive Officers

Name	Position	Age	Start of Term
Chris Zuehlsdorff	Chief Executive Officer	48	02/28/2023(1)
Donna Holmes	Managing Director, Investor Relations & Corporate Secretary	63	06/07/2021
Andy Ambriole	Managing Director, Farmland Investments	35	09/01/2023

(1)	Mr. Zuehlsdorff served as the Company’s Chief Operating Officer from July 25, 2022 through February 27, 2023. The Board appointed him CEO effective February 28, 2023.

Business Experience

Board of Directors

Dr. Anna Jones-Crabtree, Chairperson

Dr. Jones-Crabtree and her husband Doug own and manage Vilicus Farms, a first generation, organic, 13,000-acre dryland crop farm in Northern Hill County, Montana growing a diverse array of organic heirloom and specialty grain, pulse, oilseed and broadleaf crops under five and seven-year rotations. In thirteen seasons, Vilicus Farms grew from 1,280 acres to be a nationally recognized farm by using USDA’s beginning farmer programs, employing extensive conservation practices, and fostering unique risk sharing relationships with food companies and land investment firms. With over 26% of their land in non-crop conservation and 400 acres seeded to native pollinator habitat Vilicus Farms became Bee Better certified in 2019, Real Organic Project Certified in 2019 and has been transitioning towards Demeter Biodynamic certification.

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Dr. Jones-Crabtree is a Donella Meadows Leadership Fellow and a recipient of the White House Greening Government Sustainability Hero Award. She holds a Ph.D. in Civil and Environmental Engineering with a minor in Sustainable Systems from Georgia Institute of Technology. Dr. Jones-Crabtree served on the USDA Secretary’s Advisory Council on Beginning Farmers & Ranchers, and currently serves on the Xerces Society Bee Better Advisory Board.  Given the realities of farming, she still has an off-farm job with the USDA Forest Service. After several decades fostering more sustainable operations she is now currently serving as the Director for Data Governance for the Northern Region.

Dr. Jones-Crabtree, her husband Doug, and their three Jack Russell Terriers are avid members of the Lentil Underground (http://lentilunderground.com/).

David E. Miller, Co-Founder

After a 30-year career in corporate finance and real estate, Mr. Miller returned to his native Illinois landscape in 2005 by purchasing a 10-acre farm from a family estate of his relatives. Keeping the farm in the family, he reconnected with local relatives and friends farming organically. In 2007, he co-founded Iroquois Valley Farms LLC to enable a new generation of farmers and investors to support healthy food production.

Prior to developing sustainable farmland ventures, Mr. Miller held executive positions at Bank of America, Santa Fe Southern Pacific and First Chicago Corporation, which involved the management and oversight of real estate and capital equipment leasing portfolios. In 2008 he formed Working Farms Capital, an entity seeding new ventures in sustainable agriculture while providing transitional farm management services.

Mr. Miller is a 1975 graduate of Loyola University of Chicago and a 1978 graduate of Columbia University’s Graduate School of Business. Mr. Miller views education as the primary key to changing the health and economics of current food production systems. Mr. Miller is a founding member of the advisory board for Loyola University’s Institute of Environmental Sustainability and is a recipient of the Institute’s first Damen Award, recognizing his services related to positive environmental change. He continues to restore his small organic farm in Iroquois County, a family heritage since 1875, now being transitioned to native prairie and permaculture production.

Mr. Miller is a co-founder of Iroquois Valley and served as its Chief Executive Officer until 2021.

Stephen P. Rivard, M.D., Co-Founder

Dr. Rivard earned his undergraduate and medical degrees from Loyola University of Chicago. He began a practice in the newest medical specialty at the time – emergency medicine. After twenty-six years, and having raised two children, he changed careers and founded Illinois Vein Specialists in Illinois in 2008, another growing medical specialty business. He also began diversifying his investments to focus on health and organic farmland. His interest in organic farming goes beyond profit. It also includes the mission of creating a more socially conscious and sustainable future for his children. Dr. Rivard is now conducting outreach with other physicians and health care professions to bring attention to the varied health illnesses associated with the current food production system. Specifically, he is concerned about the growth of diabetes, food allergies and various cancer incidences that may be associated with food choices and agricultural production systems.

Dr. Rivard is a co-founder of Iroquois Valley and served as Chairperson of its Board of Directors until 2023.

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Andy Ambriole

Mr. Ambriole, his wife Catie, and their three daughters farm approximately 1,400 acres of certified organic land in northern Indiana. Crops grown include corn, soybeans, wheat, and barley along with numerous species of cover crops. He has been a tenant of the Company since 2012 and an equity shareholder from 2012 to 2019. He has served on the Board of Directors since Iroquois Valley’s establishment as a REIT and public benefit corporation at the end of 2016. He has also served on the investment committee since that committee’s establishment in 2018. Beginning in 2021, Mr. Ambriole began providing occasional due diligence support and similar services to the Company as a consultant and served as interim Chief Executive Officer during a key transition period for the Company. Mr. Ambriole has served as Managing Director, Farmland Investments, a full-time position at the Iroquois Valley, since September 1, 2023. His other activities include serving as president of his county’s Soil & Water Conservation District and as an assistant region director for the Indiana Association of Soil & Water Conservation Districts.

Dorothy D ("D.D.") Burlin

Ms. Burlin is a private investor and former attorney. She is an advocate for local, sustainable, organic, and regeneratively grown foods, with particular interest in creative uses of capital to fund the large-scale expansion of this sector. In 2011 she co-founded, and is a continuing member of, the Sustainable Local Food Investment Group (SLoFIG), a 30-member, mission-based, angel investor network based in Chicago, Illinois. From 2010 through 2014, she was an investor in Two Roads Farm LLC, a single-farm investment partnership founded by David Miller and Dr. Stephen Rivard that merged with Iroquois Valley Farms LLC in 2014.

As an attorney from 1992 to 2007, Ms. Burlin was licensed with the Illinois and Missouri bars, and she was licensed to practice before federal courts in several districts and circuits. Her work included extensive criminal law practice. Her academic credentials include a BA from Dartmouth College and a JD from Georgetown University.

Ms. Burlin and her husband, Johannes, reside in Chicago, Illinois. They also have a small farm near Reeseville, Wisconsin. Ms. Burlin is active in non-profit and political fundraising. She currently serves as the Chair of the Board of Directors of the American Youth Foundation.

Ingrid Dyott

Ms. Dyott spent her entire career in the field of sustainable investing, building a strong franchise at Neuberger Berman over a 25-year period. She was a Senior Portfolio Manager and co-head of Neuberger Berman Sustainable Equity team. Ms. Dyott now serves on Neuberger Berman’s external ESG advisory council. She is an adjunct professor at both City University of New York Baruch College Zicklin School of Business in the Master of Finance program and at Columbia University’s School of International and Public Affairs. She currently serves as Board Chair for Arbor Rising, a non-profit funding and supporting promising social entrepreneurs. She is a board member of the Lily Auchincloss Foundation, an organization focused on supporting NYC nonprofits improving the lives of all New Yorkers.

Ms. Dyott earned an MBA from Columbia University and a BA from Bowdoin College. She lives with her family in New York and enjoys spending time in the outdoors.

Arnold Lau

Mr. Lau served as the Company’s Chief Administrative Officer (and previously its Chief Operating Officer) until 2023. He is also a private investor and independent securities trader. Born and raised in Honolulu, Hawaii, he earned his BA from Lawrence University, and an MBA from Northwestern University. He was previously a member of the Chicago Board Options Exchange from 1983 until 1999, and a member of the Chicago Board of Trade from 1985 until 2007. He is a life member of the Sierra Club and the Nature Conservancy. Mr. Lau has been an investor in Iroquois Valley or its precursors (Two Roads Farm LLC, Shelby County, Illinois) since 2009, a member of the Board since 2012, and served as Corporate Secretary from 2015-2021. He is 1 of the 9 original directors of the Company.

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Joseph A. Mantoan

Mr. Mantoan was raised on his immigrate grandparents’ large-scale vegetable farm in Kankakee County Illinois. There he developed a lifelong love and connection to the natural world and an appreciation and joy for family farmers and healthy communities.

Mr. Mantoan joined the multinational consulting firm Accenture in 1976 and served almost 30 years in various North American and International leadership roles. In 2004, he returned to his roots and began to work in farmland preservation and became an advocate for ecological farming. He received his BA and MA in Accounting from the University of Illinois.

Mr. Mantoan formerly served as Chairman of the Board of Healing Soils Foundation, and currently holds various leadership roles at non-profit organizations including Wellspring Organic Farms, Riveredge Nature Center, and Cedar Lakes Conservation Foundation. He has been a member of the Board of Directors of Iroquois Valley Farmland REIT since 2019.

Mr. Mantoan and his wife, Laura, own 200 acres of certified organic farmland in Washington County, Wisconsin. Since 2010, the farm has been managed by his son, based on rotational grazing and a permaculture keyline water system design. Several conservation and educational workshops have been conducted at the farm over the years. Mr. Mantoan resides in Whitefish Bay, Wisconsin.

Olivia Watkins

Ms. Watkins is a social entrepreneur and impact investor. For the past seven years, she has financed, developed, and operated environmental and social projects across the US. She currently serves as a co-founder and President of Black Farmer Fund, a non-profit impact investing organization creating sustainable and equitable food systems by investing in black farmers and food businesses of NY. She also serves as a board member for Sustainable Agriculture & Food Systems Funders and previously for Soul Fire Farm Institute. Prior to founding Black Farmer Fund in 2017, Olivia worked in several production roles at Soul Fire Farm Institute and Kahumana Organic Farms, leveraging her environmental biology background to manage and grow environmentally regenerative and socially impactful business operations.

Ms. Watkins has an MBA from North Carolina State University in Financial Management, and a BA from Barnard College, Columbia University in Environmental Biology. She was also recognized on the 2021 Forbes 30 under 30 Social Impact list and The Grist 50.

Christopher Zuehlsdorff, Chief Executive Officer

Chris serves as Chief Executive Officer at Iroquois Valley, where he combines his investment management experience and personal background in support of the strategic vision of the organization. Mr. Zuehlsdorff served as the Company’s Chief Operating Officer from July 25, 2022 through February 27, 2023. The Board appointed him CEO effective February 28, 2023. Prior to joining Iroquois Valley, Chris was Senior Managing Director and Co-Head of Global Investments at EnTrust Global, an alternative investment firm based in New York. He was a member of the Management Committee and the Global Investment Committee. As a senior investment professional, Chris covered most asset classes and investment strategies across both public and private markets.

Chris grew up on a family dairy farm in Minnesota and maintained an interest in food and agriculture throughout his career. Since 2016, Chris has been a board member at The Glynwood Center for Regional Food and Farming, a non-profit organization supporting regional food and farming in New York’s Hudson Valley.

Chris graduated with an MBA in Finance and Accounting from Carnegie Mellon University in 2003 and a BA in Economics and Mathematics from Saint Olaf College in 1998. He is a CFA® Charterholder. Chris and his family reside in Boulder, CO. Outside of work, Chris enjoys traveling, gardening, and hiking with his wife, and three sons.

10

Executive Officers and Significant Employees

Chris Zuehlsdorff, Chief Executive Officer

Biography included in Board of Directors section above.

Donna Holmes, Managing Director, Investor Relations

In her role at Iroquois Valley, Ms. Holmes conveys the Company’s vision and investment strategy with investors and prospects. She is responsible for expanding our investor base by building a community of like-minded investors. Ms. Holmes is passionate about creating an opportunity for all people to reap the health benefits of nutritional food, grown in a sustainable and socially just society. Using her knowledge of finance and investing, Ms. Holmes structures investment vehicles to address investors’ different needs and goals. She believes in Iroquois Valley’s triple bottom line principles, actively securing social, environmental, and financial returns for our investors. Ms. Holmes has also served as the Company’s Corporate Secretary since 2021.

Prior to joining Iroquois Valley, Ms. Holmes served in business development and investor relations roles at three alternative asset management firms. Before working in finance, she practiced law, specializing in tax and ERISA matters.

Ms. Holmes earned a Bachelor of Science in accounting from Syracuse University, a Juris Doctorate from Syracuse University, College of Law, and a Master of Law in Taxation from New York University. She is a CAIA Charter-holder and an FSA Level 1 Certificate Holder.

Andy Ambriole, Managing Director, Farmland Investments

Biography included in Board of Directors section above.

Compensation of Directors and Executive Officers.

The 2023 compensation of our 3 highest paid employees were as follows:

Name	Position	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Chris Zuehlsdorff	CEO	$154,666	$6,670	$160,837
Mark Schindel	CFO(1)	$134,208	$504	$134,712
Donna Holmes	Managing Director, Investor Relations	$127,833	$5,617	$133,450

(1)	Mr. Schindel served as CFO until February 13, 2024 and now no longer is employed by the Company.

In aggregate, the 11 individuals who served on Iroquois Valley’s Board of Directors in 2023 received from the Company $542,402 in aggregate compensation that year, including compensation for employment or contractor services to Messrs. Ambriole, Lau, Miller, and Zuehlsdorff, and compensation to various directors for their board service, as applicable.

11

Members of the Iroquois Valley REIT board who are not employees are entitled to receive a stipend and stock grants for their service as directors, subject to the Board Compensation Policy dated June 3, 2022. Directors who are also employees or contractors of the Company are typically paid for their work as employees or contractors, as applicable, but are not additionally compensated for their service as directors.

All officers and employees are eligible for cash bonuses. All officers and employees are eligible to receive stock options as compensation, but the Company has no plans to grant stock options.

Item 4. Security Ownership of Management and Certain Securityholders

The table below sets forth certain information regarding the beneficial ownership of shares of our common stock for our directors and named executive officers as a group, as well as those persons beneficially owning 5% or more of our common stock, each as of April 1, 2024. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person.

Name	Address	Shares (1)	% Ownership
Officers and Directors as a group (2)	708 Church Street, Suite 212, Evanston, Illinois 60201	23,216	2.32%

SPARTA24 LTD Alon Gonen	29 Hatamar Street Ein Ayala, Israel 3082500	79,317	7.94%

Peterffy Foundation, Christopher Upzen, Secretary	777 S. Flager Dr., E. Tower No. 1001, West Palm Beach, FL 33401	65,414	6.55%

DCS Irrevocable Trust Diana Singleton, Trustee	303 North Glenoaks Blvd. Burbank, CA 91502	55,200	5.52%

(1)	Percentage of beneficial ownership is based upon 999,301.57 shares of Iroquois Valley REIT’s common stock outstanding as of April 1, 2024. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for determining the number of shares beneficially owned and for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(2)	Shares owned by all officers and directors as a group include ownership of options to purchase common stock held by Mr. Miller, consistent with the SEC’s definition of beneficial ownership (described in footnote 1 above). As of April 1, 2024, Mr. Miller owned options to purchase 4,800 shares of common stock.

No common shares beneficially owned by any director or executive officer have been pledged as security for a loan.

Other than the persons listed above, the Company does not have any persons known to us to be beneficial owners of 5% or more of our common stock.

12

Item 5. Interest of Management and Others in Certain Transactions

The following briefly summarizes any transactions during the last 2 completed fiscal years and the current fiscal year to which Iroquois Valley was a participant and where there is a direct or indirect material interest:

•	Mr. Ambriole is a member of our board of directors, the lessee of five of our farms (Old Oak, Sparta Woods, Brindle, Yoder, and Lake Wawasee), and a 1st mortgage-secured borrower for a farm he has purchased (Phyllis Farm). Mr. Ambriole received a $250,000 operating loan from the Company in October 2023, due on November 1, 2024. Taken together, Mr. Ambriole’s farms are expected to pay a minimum of $139,040 in rents to the Company, and $18,539 in mortgage payments (including principal and interest) each year. As such, there could be a future conflict of interest arising from Mr. Ambriole’s roles as a director, as the tenant of these farms, and as a borrower from Iroquois Valley. Beginning in September 2023, Mr. Ambriole also became a full-time employee of the company, serving as Managing Director, Farmland Investments. As of April 1, 2024, Mr. Ambriole is 90-days past due on his operating loan, mortgage interest payments and lease payments totaling $107,843.

•	Dr. Jones-Crabtree, a member and Chairperson of our board of directors, is the lessee of three of our farms (Bahasaba, Hi-Line and Cottonwood). Taken together, Dr. Jones-Crabtree’s farms are expected to pay a minimum of $55,451 in rents to the Company and its affiliates each year. Dr. Crabtree’s Vilicus Farms had a $565,000 line of credit with the Company that was paid and expired in 2022. As such there could be a future conflict of interest arising from Dr. Jones-Crabtree’s role as a director, and farm tenant.

•	During Fiscal 2023, The Company entered into a contract to sell 10 acres of Rock Creek Farm in Will County, IL that consisted of a house, buildings, equipment, and the agroforestry plantings on those 10 acres to an entity controlled by Mr. Miller, a director. The transaction closed in February 2024 resulting in a net loss to the Company of $152,093. Mr. Miller will continue to develop and maintain the 10-acre property. The remaining acreage on the Rock Creek Farm is leased to another tenant.

•	Mr. Miller, a director, owns less than 10% of a farm that has a mortgage from Iroquois Valley (Sumac Creek). As such there could be a future conflict of interest arising from Mr. Miller roles as a director, service provider with the company and his minority equity interest in this farm.

Item 6. Other Information

None.

Item 7. Financial Statements.

13

Iroquois Valley Farmland REIT, PBC

Consolidated Financial Statements

December 31, 2023 and 2022

14

15

Independent Auditor's Report

To the Board of Directors

Iroquois Valley Farmland REIT, PBC

Opinion

We have audited the consolidated financial statements of Iroquois Valley Farmland REIT, PBC and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022 and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that audits conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

16

To the Board of Directors

Iroquois Valley Farmland REIT, PBC

In performing audits in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audits.
•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•	Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control-related matters that we identified during the audits.

Other Information

Management is responsible for the other information included in the Company's Form 1-K. The other information comprises the business overview, management's discussion and analysis of financial condition and results of operations, listing of directors and officers, summary of management and certain securityholders, and summary of management's interests sections but does not include the consolidated financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements or whether the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

April 16, 2024

17

CONSOLIDATED FINANCIAL STATEMENTS

18

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED BALANCE SHEETS

December 31, 2023 and 2022

ASSETS	2023	2022
Investments in real estate, at cost:
Land	$62,717,786	$56,397,641
Land improvements, machinery and equipment	2,141,478	2,261,975
Buildings and building improvements	2,168,757	1,199,008
Total investment in real estate	67,028,021	59,858,624
Less accumulated depreciation	1,185,388	1,128,231
Net investment in real estate	65,842,633	58,730,393

Cash and cash equivalents	551,753	5,547,497
Accrued income	238,428	170,000
Accounts receivable, net of allowance for credit losses of $17,173 and $89,247 in 2023 and 2022, respectively	752,207	1,107,646
Prepaids and other assets	415,999	206,364
Interest receivable, net of allowance for credit losses of $2,880 and $963 in 2023 and 2022, respectively	615,001	207,431
Mortgage notes receivable, net of deferred origination fees and allowance for credit losses of $238,685 and $224,636 in 2023 and 2022, respectively	27,133,826	25,160,988
Operating lines of credit receivable, less allowance for credit losses of $5,194 and $9,758 in 2023 and 2022, respectively	1,635,100	1,880,575
Other loans receivable	359,785	129,045
Total other assets	31,702,099	34,409,546

Total assets	$97,544,732	93,139,939

LIABILITIES AND EQUITY

Accounts payable and accrued expenses	$950,069	$580,680
Line of credit	2,341,905	–
Note payable, paycheck protection program	–	10,666
Notes payable, unsecured	22,286,980	25,182,113
Total liabilities	25,578,954	25,773,459

EQUITY
Controlling interests	71,600,808	66,997,794
Noncontrolling interests	364,970	368,686
	71,965,778	67,366,480
Total liabilities and equity	$97,544,732	$93,139,939

The accompanying notes are an integral part of these consolidated statements.

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Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2023 and 2022

	2023	2022
Revenue
Rental income, net	$2,651,271	$2,054,127
Mortgage interest income	1,485,446	1,234,480
Operating lines of credit interest income	115,404	115,335
Grant revenue	169,998	123,478
Other	102,495	144,051
Total revenue	4,524,614	3,671,471

Operating expenses
Employee expenses	1,897,826	1,318,378
General and administrative	677,182	469,344
Credit losses	6,485	303,675
Professional fees	680,155	506,155
Real estate taxes	227,173	226,739
Insurance	49,618	34,470
Depreciation and amortization	230,749	195,192
Total operating expenses	3,769,188	3,053,953

Operating income	755,426	617,518

Interest expense	571,139	545,187

Net income before net gain on sales of real estate	184,287	72,331
Net gain on sales of real estate	270,763	11,043

NET INCOME	455,050	83,374

Net income attributable to noncontrolling interests	4,376	6,970
Net income attributable to controlling interests	$450,674	$76,404

The accompanying notes are an integral part of these consolidated statements.

20

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended December 31, 2023 and 2022

	Common Stock (1)
	Shares Issued and		Additional Paid-in	Retained	Total Controlling	Noncontrolling	Total
	Outstanding	Amount	Capital	Earnings	Interest	Interests	Equity

Stockholders' equity, January 1, 2022	870,565,560	$8,706	$40,639,429	$20,715,888	$61,364,023	$365,823	$61,729,846
Net income	–	–	–	76,404	76,404	6,970	83,374
Contributions from stockholders	95,143,030	951	7,988,995	–	7,989,946	–	7,989,946
Dividends paid to stockholders	–	–	–	(585,936)	(585,936)	–	(585,936)
Redemptions paid to stockholders	(22,823,190)	(228)	(2,082,388)	–	(2,082,616)	–	(2,082,616)
Distributions to noncontrolling interests	–	–	–	–	–	(4,107)	(4,107)
Syndication costs	–	–	–	(18,919)	(18,919)	–	(18,919)
Stockholders' equity, December 31, 2022	942,884,400	$9,429	$46,546,036	$20,187,437	$66,742,902	$368,686	$67,111,588
Adjustment for the effects of ASC 326 (Note B-10)	–	–	–	254,892	254,892	–	254,892
Stockholders' equity, December 31, 2022	942,884,400	$9,429	46,546,036	20,442,329	66,997,794	368,686	67,366,480
Net income	–	–	–	450,674	450,674	4,376	455,050
Contributions from stockholders	62,766,347	628	6,200,744	–	6,201,372	–	6,201,372
Dividends paid to stockholders	–	–	–	(390,317)	(390,317)	–	(390,317)
Redemptions paid to stockholders	(15,743,547)	(157)	(1,638,170)	–	(1,638,327)	–	(1,638,327)
Distributions to noncontrolling interests	–	–	–	–	–	(8,092)	(8,092)
Syndication costs	–	–	–	(20,388)	(20,388)	–	(20,388)
Stockholders' equity, December 31, 2023	989,908.200	$9,900	$51,108,610	$20,482,298	$71,600,808	$364,970	$71,965,778

(1) 3,000,000 shares authorized (*), $0.01 par value; 989,908.200 and 942,884.40 shares issued and outstanding as of December 31, 2023 and 2022, respectively.

(*) On October 16, 2023, the Company authorized an 8 for 1 stock split of the Company's $0.01 par value common stock. As a result of the split, 825,023.850 shares were issued, and additional paid-in capital was reduced by $8,250. All references in the accompanying financial statements to the number of common shares and per-share amounts for 2022 have been restated to reflect the stock split. Additionally, the Company increased the authorized shares of common stock from 1,000,000 to 3,000,000.

The accompanying notes are an integral part of these consolidated statements.

21

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities
Net income	$455,050	$83,374
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Change in provision for credit losses	(65,589)	281,141
Depreciation and amortization	230,749	195,192
Net gain on sales of real estate	(270,763)	(11,043)
Deferred origination fees amortization	(21,038)	(21,593)
(Increase) decrease in assets
Accrued income	(68,428)	27,008
Accounts receivable	427,513	(599,886)
Prepaids and other assets	(109,635)	(56,895)
Interest accrued on mortgage and operating lines of credit receivables	(409,487)	(452)
Increase in liabilities
Accounts payable and accrued expenses	369,389	72,881
Net cash provided by (used in) operating activities	537,761	(30,273)

Cash flows from investing activities
Payments to participating lenders	–	(922,019)
Proceeds from sales of investments in real estate	3,004,483	579,156
Purchases of investments in real estate, at cost	(10,076,709)	(6,524,241)
Issuance of mortgage notes	(4,286,769)	(7,915,388)
Principal payments received on mortgage notes	2,299,882	1,902,978
Net proceeds (issuances) of operating lines of credit receivable	250,039	(457,940)
Origination fees received	25,955	51,285
Issuances of other loans receivable	(265,000)	–
Purchase of cost method investment	(100,000)	–
Principal payments received on other loans receivable	34,260	–
Net cash used in investing activities	(9,113,859)	(13,286,169)

(Continued)

The accompanying notes are an integral part of these consolidated statements.

22

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years ended December 31, 2023 and 2022

	2023	2022
Cash flows from financing activities
Proceeds from line of credit payable	$2,865,948	$–
Repayments on line of credit payable	(524,043)	–
Proceeds from notes payable, unsecured	1,915,000	5,812,000
Repayments of notes payable, unsecured	(3,905,133)	(1,060,130)
Payment of note payable, paycheck protection program	(10,666)	(73,655)
Payment of syndication costs	(20,388)	(18,919)
Contributions from stockholders	5,112,195	7,668,894
Distributions to noncontrolling interests	(8,092)	(4,107)
Redemptions paid to stockholders	(1,638,327)	(2,082,616)
Dividends paid to stockholders	(206,140)	(314,884)
Net cash provided by financing activities	3,580,354	9,926,583

NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,995,744)	(3,389,859)

Cash and cash equivalents, beginning of year	5,547,497	8,937,356
Cash and cash equivalents, end of year	$551,753	$5,547,497

Supplemental disclosure of cash flow information
Cash paid for interest expense	$571,437	$639,773

Supplemental disclosure of noncash activities
Dividends paid to stockholders reinvested as contributions from stockholders	$184,177	$271,052

Notes payable, unsecured converted to contributions from stockholders	$905,000	$50,000

The accompanying notes are an integral part of these consolidated statements.

23

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE A - NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Operating Company) was formed in 2007 for the purpose of providing secure land access to organic farming families. Effective December 31, 2016, the Operating Company was reorganized by its members contributing 99% of their membership interests to Iroquois Valley Farmland REIT, PBC and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc. (the TRS Subsidiary). Both the Operating Company and the TRS Subsidiary are wholly owned subsidiaries of Iroquois Valley Farmland REIT, PBC, collectively referred to as Iroquois Valley or the Company.

The Company positively impacts local, sustainable, and organic agriculture through leasing farmland, and funding mortgages and operating lines of credit with a focus on the next generation of organic farmers. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own regenerative and/or organic farm business. Investments made by the Company are funded through a secured line of credit, the issuance of unsecured notes payable or shares of common stock. The Company operates as a self- administered and self-managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1.	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Iroquois Valley Farmland REIT, PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company). Current accounting standards clarify the identification of a variable interest entity ("VIE") and determine under what circumstances a VIE should be consolidated with its primary beneficiary. The Company has determined that MT Hi-Line, LLC has met the criteria of a VIE under the accounting standard related to consolidation of VIEs and that consolidation is required. MT Hi-Line, LLC is dependent on the support of the Company and was established for the purpose of managing an investment in farmland. All significant intercompany accounts and transactions are eliminated in consolidation.

2.	Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

24

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

1.	Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at December 31, 2023 and 2022:

	Location (County,	Date	Net Book Value at	Net Book Value at
Property Name	State)	Acquired	12/31/2023	12/31/2022
Iroquois Valley East and West Farms	Iroquois, IL	2007 and 2008	$1,157,959	$1,177,300
Denker Farm	Livingston, IL	March 22, 2011	1,452,879	1,465,245
Pleasant Ridge Farm	Livingston, IL	May 18, 2011	476,700	483,770
Old Oak Farm	Huntington, IN	August 20, 2012	921,980	923,488
Red Oak Farm	Boone, IN	November 15, 2012	831,802	831,802
Rock Creek Farm	Will, IL	October 9, 2012	1,213,174	1,245,579
Hedge Creek Farm	Will, IL	December 28, 2012	635,592	635,592
Mary Ellen's Farm	Iroquois, IL	January 30, 2013	1,072,281	1,075,022
Mooday and	Boone and
Jackman Farms	Montgomery, IN	February 15, 2013	1,031,963	1,031,963
Shiawassee Farm	Shiawassee, MI	May 8, 2013	–	1,042,531
One Bottom Farm	Iroquois, IL	November 21, 2013	354,846	354,846
Sparta Woods Farm	Noble, IN	December 20, 2013	1,032,345	1,032,345
Two Roads Farm	Shelby, IL	March 11, 2014	2,272,640	2,282,882
Healing Ground Farm	Rockcastle, KY	June 17, 2014	127,001	127,001
Mystic River Farm	Monroe, WV	September 10, 2014	591,102	593,532
Brindle Farm	Allen, IN	September 19, 2014	518,615	519,578
South Grove Farm	Dekalb, IL	February 12, 2015	720,639	722,615
Mackinaw Farm	Ford, IL	February 20, 2015	1,120,519	1,081,224
Saginaw Bay Farm	Tuscola, MI	April 14, 2015	–	1,708,971
Jubilee Farm	Elkhart, IN	October 28, 2015	538,557	541,099
Yoder Farm	Allen, IN	November 24, 2015	534,653	535,120
Tower Road Farm	Dekalb, IL	February 29, 2016	831,280	832,361
Bahasaba Farm	Hill, MT	April 12, 2016	225,201	225,201
Lake Wawasee Farm	Noble, IN	April 21, 2016	660,284	660,284
Tippecanoe Farm	Kosciusko, IN	August 8, 2016	877,289	880,117
Flat Rock	Seneca, OH	May 15, 2017	2,878,926	2,878,926
Creambrook	Augusta, VA	May 22, 2017	1,235,211	1,235,575
Cottonwood	Hill, MT	September 1, 2017	1,010,444	1,021,228
South Fork	Livingston, IL	October 16, 2017	2,260,068	2,204,790
Battle Creek	Dekalb, IL	November 10, 2017	1,500,192	1,505,834

25

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.	Investments in Real Estate (Continued)

	Location (County,	Date	Net Book Value at	Net Book Value at
Property Name	State)	Acquired	12/31/2023	12/31/2022
White River	Daviess, IN	May 24, 2018	$1,908,744	$1,908,744
Hidden Pasture	Schoharie, NY	July 24, 2018	272,321	282,264
Ten Mile	Lucas, OH	November 29, 2018	321,562	323,364
MT Hi-Line	Shelby, MT	January 17, 2019	1,559,697	1,559,697
Rock Creek North	Will, IL	November 11, 2019	1,302,173	1,304,886
Money Creek	McClean, IL	December 9, 2019	1,180,339	1,180,339
Eldert	Iroquois, IL	January 13, 2020	1,387,376	1,387,376
Parish	Kankakee, IL	April 29, 2020	1,876,500	1,876,500
Rock Creek East	Will, IL	May 4, 2020	663,805	665,559
Peterson	Iroquois, IL	June 8, 2020	429,000	429,000
Sugar Creek	Boone, IN	October 6, 2020	1,841,727	1,843,828
Rock Creek West	Will, IL	November 4, 2020	608,937	608,145
Rock Creek 30	Will, IL	November 10, 2020	247,024	247,566
Sugar Creek West	Boone, IN	January 6, 2021	3,375,050	3,375,050
Scheffers	Kankakee, IL	March 30, 2021	900,000	900,000
Tucker South	Calloway, KY	August 3, 2021	1,534,171	1,536,671
Pittwood	Iroquois, IL	November 3, 2021	966,883	947,216
Persch	Kankakee, IL	November 9, 2021	1,229,592	1,229,592
Close Farm	Huntington, IN	April 1, 2022	737,451	737,451
MI Temple Farm	St. Johns, MI	April 15, 2022	522,000	522,000
Mantoan	Kankakee, IL	May 13, 2022	554,490	554,490
The Harms Chase &
Harter Road Farm	DeKalb, IL	June 10, 2022	1,070,860	1,070,860
Hearns Farm	Iroquois, IL	July 13, 2022	571,974	571,974
Roann Farm	Wabash, IN	July 28, 2022	712,000	712,000
Wright Farm	Lee, IL	November 3, 2022	2,100,000	2,100,000
Doughty Farm	LaSalle, IL	January 31, 2023	683,298	–
Osterman Farm	Will, IL	February 9, 2023	309,421	–
Park Hill Farm	Rutland, VT	February 15, 2023	1,682,857	–
Koontz Lake	Starke, IN	March 2, 2023	2,343,797	–
Merkle Farm	Iroquois, IL	November 8, 2023	4,865,442	–
			$65,842,633	$58,730,393

26

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.	Investments in Real Estate (Continued)

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the undiscounted cash flows estimated to be generated from those assets. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to the assets, as well as other fair value determinations.

To determine the estimated fair value, management utilizes independent third-party analyses for those properties owned for more than one year. At a minimum of once every three years the independent analysis is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on land appraised values if an impairment of the carrying cost has occurred. During 2023 and 2022, the Company evaluated the investments in real estate for indicators of impairment and noted none.

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	3 - 25 years
Buildings and building improvements	5 - 28 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized. All investments in real estate are leased to tenants under operating leases.

4.	Cash Equivalents

The Company maintains the majority of its cash balances with a lending institution, which has serviced mortgages on certain investments. These cash equivalents are not restricted and can be withdrawn at any time without penalty.

27

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

5.	Accrued Income and Accounts Receivable

Accrued income consists of estimates of tenant farmer obligations due to the Company in accordance with the variable farm revenue and crop income as stated in the lease agreement. Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain amount (as defined in the individual lease agreements) and the excess being partially due to the Company. Crop income is income related to a crop share arrangement with one of the Company's farmers. Accounts receivable are uncollateralized tenant obligations due under normal trade terms. Management individually reviews all accrued income and receivables and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The carrying amount of accrued income and accounts receivable are reduced by valuation allowances, if necessary, for credit losses based on the losses that are expected to arise over the contractual term of the assets. The Company routinely evaluates the collectability of the assets. Charge-offs are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously charged off, not to exceed the aggregate of the amount previously charged off, are included in determining the necessary valuation allowance. Management estimated a credit loss reserve of $17,173 and $89,247 as of December 31, 2023 and 2022, respectively in relation to the accounts receivable.

6.	Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of REIT stock, including in 2023 and 2022 expenses related to the non-accredited investor offering. These costs are reflected as a direct reduction of stockholders' equity. Syndication costs of $20,338 and $18,919 were incurred for the years ended December 31, 2023 and 2022, respectively.

7.	Revenue Recognition

Leases

The Company's leases are substantially for land, and as a result the Company expects to derive the residual value of the land at the end of the lease term. That residual value is expected to be substantially the same as the current book value.

28

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

7.	Revenue Recognition (Continued)

Leases (Continued)

Rental income is recognized when earned as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases. Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease. Lease reimbursements are recognized as earned in the same period the expenses are incurred.

Mortgage and Operating Lines of Credit Interest Income

Mortgage and operating lines of credit interest income is generally recognized when due as provided under the agreements in place. Deferred origination fees are amortized to interest income ratably over the life of the related agreements.

Grant Revenue

The Company has elected to account for government grants in accordance with IAS 20. Under IAS 20, government grants are recognized as income when it is probable that the Company will comply with the conditions of the grant and that the grant will be received. The Company recognizes proceeds under grant programs in a systematic basis over the period in which the Company recognizes as expenses the related costs for which the grant is intended to compensate. The Company has further elected to record the grant income separately from the related expenses.

8.	Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests. Management intends to adhere to these requirements and maintain the REIT status. As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements. The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

29

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

9.	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. The provision for credit losses is considered a significant estimate (see Note C) for the Company's policies on risk rating of the mortgage, operating line of credit and lease portfolio.

10.	Adoption of ASC 326 - Allowance for Loan and Lease Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326) (ASU 2016-13) . ASU 2016-13 requires entities to update their credit loss model to the current expected credit losses (CECL) model. This CECL model requires entities to estimate the credit losses expected over the life of an exposure (or pool of exposures). These updates change how entities will measure potential credit losses for most financial assets and certain other instruments that are not measured at fair value. The CECL Standard replaces the incurred loss approach under existing guidance with a current expected credit loss model for instruments measured at amortized cost, which requires these assets to be presented net of an allowance for credit losses. The net carrying value of an asset under the CECL Standard is intended to represent the amount expected to be collected on such assets and requires entities to deduct allowances for potential losses on held- to-maturity debt securities.

The standard requires a modified retrospective approach through a cumulative-effect adjustment to stockholders' equity as of the beginning of the first reporting period in which the guidance in effective. The Company has adopted this guidance effective January 1, 2023. The adoption of the standard resulted in adjustments of $122,655 to interest receivable, $33,749 to mortgage notes receivable, $98,488 to operating lines of credit receivable, and $254,892 cumulatively to stockholders' equity as of January 1, 2023.

30

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE C - LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company established a farmland financing policy to provide mortgages and operating lines of credit financings for organic and sustainable farmers to purchase farmland and to have operating capital. The Company's financing policy requires extensive background and credit checks; and that each farmland mortgage and line of credit be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 35% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

Mortgage notes and operating lines of credit receivables are reported at their outstanding principal balances net of any allowance for credit losses and unamortized origination fees. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable generally require monthly interest only payments for the first five years with principal and interest payments thereafter. Select mortgage notes require principal and interest payments throughout the term of the notes. Prepayments are allowed. Operating lines of credit may accrue interest throughout the term.

Mortgage notes are collateralized by real estate and improvements thereon. Operating lines of credit are collateralized by a combination of current assets, fixed assets, and personal property. Interest income recognized related to mortgage notes receivable totaled $1,485,446 and $1,234,480 during the years ended December 31, 2023 and 2022, respectively. Interest income recognized related to operating lines of credit totaled $115,404 and $115,335 during the years ended December 31, 2023 and 2022, respectively.

An allowance for credit losses is established for amounts expected to be uncollectible over the contractual life of the loans. The Company collectively evaluates notes receivable to determine the allowance for credit losses based on three portfolio segments that have similar risk characteristics: mortgage notes, operating lines of credit, and other loans receivable. Loans that do not share similar risk characteristics with other loans are evaluated individually.

The Company uses an expected loss model that considers the Company's actual historical loss rates adjusted for current economic conditions and reasonable and supportable forecasts. The Company considers the impact of current conditions and economic forecasts relating to specific geographical areas and client-specific exposures when making adjustments for reasonable and supportable forecasts. Uncollectible amounts are written off against the allowance for credit losses in the period they are determined to be uncollectible. Recoveries of amounts previously written off are recognized when received. Notes are considered delinquent if the repayment terms are not met. The Company establishes an allowance for credit losses to reserve against potential losses from non- performing loans. The credit losses are calculated based on the remaining maturity method which incorporates historical loss rates, current conditions adjustments and forecast adjustments, as applicable. The following tables present the Company's details of the remaining maturity method and allowance for credit losses on mortgage notes receivable, operating lines of credit receivable, and interest receivable as of and for the years ended December 31, 2023 and 2022:

31

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE C - LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Summary of Allowance for Credit Losses (ACL) as of December 31, 2023 and Allowance for Loan and

Lease Losses (ALLL) as of December 31, 2022

			Operating
	Interest	Mortgages	Lines of Credit
Year Ended 12/31/2023	Receivable	Receivable	Receivable	Total

ACL, beginning of year	$123,618	$160,507	$108,246	$392,371
Cumulative effect of ASC 326	(122,655)	(33,749)	(98,488)	(254,892)
Provision for expected credit losses	1,917	9,132	(4,564)	6,485
Charge-offs	–	–	–	–
Recoveries collected	–	–	–	–
ACL, end of year	$2,880	$135,890	$5,194	$143,964
Deferred origination fees	$–	$102,795	$–	$–

			Operating
	Interest	Mortgages	Lines of Credit
Year Ended 12/31/2022	Receivable	Receivable	Receivable	Total
ALLL, beginning of year	$65,925	$–	$26,625	$92,550
Provision for expected credit losses	57,693	160,507	81,621	299,821
Charge-offs	–	–	–	–
Recoveries collected	–	–	–	–
ALLL, end of year	$123,618	$160,507	$108,246	$392,371
Deferred origination fees	$–	$97,878	$–	$–

The Company utilizes an internal risk rating system to evaluate credit risk. Credit risk ratings are based on current financial information, comparison against industry averages, collateral coverage, historical payment experience, and current economic trends. The Company uses the following definitions for credit risk ratings: Performing - Loans not classified as Watch, At-Risk or Default. Watch - Loans with payments that are 90 days past due or greater and designated for elevated attention. Indicates above-average risk. At-Risk - Loans with an increased likelihood of default. These loans represent borrowers whose paying capacity makes full collection questionable. Default - Loans that are currently failing to meet contractual obligations or for which the Company has temporarily waived certain contractual requirements. There is a high expectation of credit losses or write-offs on these loans. The following table summarizes the credit risk profile of the Company's mortgage notes receivable and operating lines of credit receivable as of December 31, 2023 and 2022:

32

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE C - LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Summary of Mortgage Notes Receivable as of December 31, 2023 and 2022

	Outstanding	Outstanding
Rating	Balance	Balance
Type	12/31/2023	12/31/2022
Performing	$16,217,169	$18,858,017
Watch	7,744,170	2,636,481
At-risk	3,411,172	1,879,661
Default	–	2,011,465
Total loans	$27,372,511	$25,385,624
Allowance for credit/loan loss	(135,890)	(126,758)
Net deferred origination fees	(102,795)	(97,878)
Net loans	$27,133,826	$25,160,988
Interest rate range	1.25 - 8.00%	1.25 - 8.00%
Maturity date range	2024 - 2052	2023 - 2052

Summary of Operating Lines of Credit as of December 31, 2023 and 2022

	Outstanding	Outstanding
Rating	Balance	Balance
Type	12/31/2023	12/31/2022
Performing	$1,239,121	$654,322
Watch	–	578,675
At-risk	401,173	–
Default	–	657,336
Total loans	$1,640,294	$1,890,333
Allowance for loan losses	(5,194)	(9,758)
Net deferred origination fees	–	–
Net loans	$1,635,100	$1,880,575
Maximum available balance	$2,234,125	$2,682,410
Interest rate range	5.00 - 8.25%	5.00 - 8.00%
Maturity date range	2024 - 2026	2023 - 2026

33

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE C - LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

During 2021, the Company received $1,170,000 of proceeds in connection with the sale of participation agreements between the Company and unrelated third parties. At the time of the participation, the loan was valued at $1,350,000. The Company's share of the loan was reduced to $252,221 after receipt of proceeds from participating lenders. The Company was responsible for servicing the loan, and remitting amounts to the participating lenders in proportion to their ownership percentage. The Company also earned an annual management fee of 0.50% on the outstanding total mortgage principal of $1,170,000. The Company agreed to waive the management fee during the first year of the loan. The management fee totaled $3,498 during 2022. The note was repaid in full on December 29, 2022. The valuation of the loan was based on Level 2 of the fair value hierarchy.

NOTE D - REVOLVING LINES OF CREDIT

The Company had a $2,500,000 line of credit with a lender who serviced certain mortgages payable that was interest only through May 1, 2024 and was amended with a new note on May 15, 2023. This new note increased the line of credit to $10,000,000 and requires interest only payments annually beginning on May 1, 2024 and both principal and interest payments in 24 installments beginning on May 1, 2029 and annually thereafter. There were outstanding borrowings at December 31, 2023 of $2,341,905 and no borrowings at December 31, 2022 on this line of credit. Interest is payable annually at the bank's adjusted one-month SOFR (5.34% and 3.97% at December 31, 2023 and 2022, respectively) base rate plus an applicable margin (2.35%). The line is collateralized by real estate in the IL counties of Iroquois, Livingston, Dekalb, Kankakee, and Shelby. The Company is subject to certain restrictive covenants.

Aggregate interest expensed during the years ended December 31, 2023 was approximately $28,000 related to the lines of credit. There was no interest expensed during the year ended December 31, 2022. There was approximately $28,000 of accrued interest at December 31, 2023 and none at December 31, 2022.

The Company had a $1,000,000 line of credit with a lender which expired on November 10, 2023 and was not renewed. There were no borrowings during 2023 or 2022. The line was collateralized by the Tower Road Farm.

NOTE E - STOCK SPLIT AND AUTHORIZED SHARES

Effective October 16, 2023, the Company authorized a forward stock split, whereby each share of common stock issued and outstanding immediately prior to the effective time was automatically and without any action on the part of the respective holders thereof, split and converted into 8 shares of the same class of stock. As a result of the split, 825,023.850 shares were issued, and additional paid-in capital was reduced by $8,250. All references in the accompanying financial statements to the number of common shares and per-share amounts for 2022 have been restated to reflect the stock split. Additionally, the Company increased the authorized shares of common stock from 1,000,000 to 3,000,000.

34

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE F - NOTES PAYABLE, UNSECURED

The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual promissory notes issued across multiple series and term notes.

The Company has issued multiple offerings of promissory notes titled "Soil Restoration Notes". Beginning December 15, 2021, the Company launched an offering of Series IV Soil Restoration Notes at a maximum offering of $20,000,000. Beginning in 2023, the Company launched an offering of promissory notes titled "Rooted in Regeneration Notes" at a maximum offering of $25,000,000. The total notes advanced during 2023 and 2022 aggregated $1,915,000 and $6,112,000, respectively. During 2023 and 2022, $2,085,000 and $300,000, respectively, of the Soil Restoration Notes, were transferred to Rooted in Regeneration Notes which extended the maturity date of the notes. In accordance with the terms of the first three series of Restoration Notes, the Company also funds an organic transition pool to support the tenants and farmers during the organic transition period primarily by providing financial assistance to projects geared toward improving soil quality. The Series IV Soil Restoration Notes do not include contributions to the organic transition pool. See Note L for a description of a grant received which has reduced the costs associated with issuing the notes. Soil Restoration Notes and Rooted in Regeneration Notes totaling $18,954,000 and $20,789,000 were outstanding as of December 31, 2023 and 2022, respectively. Soil Restoration Notes are issued as individual promissory notes which bear interest between 2.00% and 3.00%, payable semiannually on January 15 and July 15. Principal is due in full at maturity, which ranges between 2024 and 2026. Soil Restoration Notes and Rooted in Regeneration Notes are uncollateralized. Rooted in Regeneration Notes are issued as individual promissory notes which bear interest between 0.50% and 3.50% based on various terms as defined in the agreements. Principal is due in full at maturity, which ranges between 2026 and 2033.

Other promissory notes and term notes, totaling $3,332,980 and $4,393,113 as of December 31, 2023 and 2022, respectively, have interest due semi-annually, ranging from 1.25% to 3.35% with principal due in full at maturity. The notes have various original maturity dates from 2024 through 2028. One series includes an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized.

Aggregate interest expensed during the years ended December 31, 2023 and 2022 was $543,481 and $533,016 respectively, related to the notes payable. Accrued interest at December 31, 2023 and 2022 totaled $221,439 and $237,930, respectively, related to the notes payable. Aggregate notes payable due to related parties, which consists entirely of stockholders, totaled 23%, or $5,109,500 and 25%, or $6,249,500 of the total notes payable at December 31, 2023 and 2022, respectively. Interest expensed on the related parties notes totaled approximately $146,000 and $133,000 during the years ended December 31, 2023 and 2022, respectively.

35

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE F - NOTES PAYABLE, UNSECURED (Continued)

Future original maturities of the aggregate notes payable as of December 31, 2023 are as follows:

2024	$1,356,667
2025	5,591,666
2026	8,091,646
2027	6,112,000
2028	830,000
Thereafter	305,001
$22,286,980

NOTE G - NOTE PAYABLE, PAYCHECK PROTECTION PROGRAM

On April 23, 2020, the Company entered into a $103,528 U.S. Small Business Administration ("SBA") Paycheck Protection Program note payable. The note payable incurred interest at a fixed rate of 1.00% and matured on April 23, 2022. The note was unsecured and was eligible for forgiveness subject to the provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Principal and interest payments were made in equal installments after a 10 month deferral period, as defined in the CARES Act. The Company applied for forgiveness, but during 2021 the SBA denied the request. Principal payments of approximately $11,000 and $84,000 were due in 2023 and 2022, respectively. The balance is paid in full as of December 31, 2023.

NOTE H - RENTAL INCOME

The Company leases its real estate to farm operators generally under six year initial terms. The leases automatically renew for three year terms following the initial term and any subsequent renewals. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. Variable cash lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues. All leases require the farm tenant to maintain federal crop insurance on insurable crops for the duration of the lease. Rental income consists of fixed lease payments of $1,964,909 and $1,729,766, variable and crop share income of $494,962 and $184,358, and lease reimbursements of $191,400 and $140,003 for the years ended December 31, 2023 and 2022, respectively. The Company manages risk associated with the residual value of its leased assets by leasing primarily land to lessees that management believes will maintain the residual value consistent with the current book value.

Future minimum base rentals on noncancelable operating leases for the years ending December 31 are as follows:

2024	$1,913,529
2025	1,516,056
2026	1,072,423
2027	667,920
2028	437,543
Thereafter	313,200
$5,920,671

36

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE I - STOCK OPTIONS AND DIRECTOR'S RESTRICTED STOCK

The Company has in the past from time to time granted incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years. In 2023, no options were exercised and none were granted. In 2022, 2,296 options were exercised at a range from $63.50 - $69.00 per share and none were granted.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during prior years. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years). There was no option-based compensation expense recognized in the statements of operations for the years ended December 31, 2023 or 2022.

The fair value of each option granted during previous years was estimated on the date of grant using the Black- Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

Option activity for the year ended December 31, 2023 is as follows:

	Shares Subject to Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
January 1, 2023	4,800	$69.33	5 years
Granted	–	–	N/A
Exercised	–
Cancelled/forfeited	–
December 31, 2023	4,800	$69.33	4 years
Exercisable at December 31, 2023	4,800		4 years

37

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE I - STOCK OPTIONS AND DIRECTOR'S RESTRICTED STOCK (Continued)

There were no options vested during the year ended December 31, 2023.

Option activity for the year ended December 31, 2022 is as follows:

	Shares Subject to Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term

January 1, 2022	7,096	68.53	6 years
Granted	–	–	N/A
Exercised	(2,296)
Cancelled/forfeited	–
December 31, 2022	4,800	69.33	5 years
Exercisable at December 31, 2022	4,800		5 years

There were no options vested during the year ended December 31, 2022.

During 2022, the Company entered into a Non-Employee Director Compensation Policy which calls for issuance of $5,000 of Company stock to each qualifying director at each annual meeting, subject to certain vesting and other restrictions. Under the terms of this policy, the Company issued $25,000 worth of stock during 2023 and 2022. This amount has been recorded as compensation expense and is included in general and administrative expenses during the years ended December 31, 2023 and 2022.

NOTE J - CONCENTRATIONS OF RISK AND UNCERTAINTIES

1.	Uninsured Cash

The Company maintains its cash balances at financial institutions located in the United States. These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender, which is not a federally insured institution. The Company has $324,734 and $4,846,828 of uninsured cash at December 31, 2023 and 2022, respectively.

2.	Real Estate Concentration

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States. The general health of that industry could have a significant impact on the fair value of investments held by the Company.

38

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE K - OPERATING LEASE OBLIGATIONS

The Company leases office space under the terms of an operating lease, which expires in March 2024. Monthly payments due under the lease total approximately $900. Total rent expense was $13,760 and $19,350, respectively, for the years ended December 31, 2023 and 2022. Future minimum lease payments required under the lease for the year ended December 31, 2024 is approximately $2,700.

NOTE L - CONSERVATION INNOVATION GRANTS - GAIN CONTINGENCY

In 2019, the Company was awarded an additional grant for the CIG that was set to expire in 2023. During 2023, the grant was amended and extended through 2024. Under the terms of the revised grant, the Company receives reimbursement for certain expenses associated with the Rooted in Regeneration Notes offerings (see Note F), developing additional innovative note products, and other qualified expenses. The payments under the grants during the years ended December 31, 2023 and 2022 were approximately $170,000 and $123,000, respectively, and have been included as grant revenue in the accompanying statements of income. Given the contingent nature of the grants the Company has not recorded the full grant amounts as an asset related to future reimbursement payments. The Company has recorded a receivable from the grants totaling $114,256 and $75,390 at December 31, 2023 and 2022, respectively, which is included in prepaids and other assets in the accompanying financial statements.

NOTE M - EMPLOYMENT AGREEMENT

The Company entered into a deferred compensation agreement with the Company's co-founder and former CEO, which requires payments during 2022 through 2033 and service requirements during 2022 and 2023. The agreement calls for a $125,000 salary to be paid for the years 2022 through 2023. Beginning December 15, 2023, the Company shall pay $250,000 in total additional compensation prior to December 31, 2033. There is a liability recorded of approximately $240,000 as of December 31, 2023 which is included in accounts payable and accrued expenses on the accompanying balance sheet.

NOTE N - EMPLOYEE BENEFITS

The Company has a 401(k) plan covering all eligible employees and employees may elect to defer a portion of their salaries for contributions to the plan. The plan provides employer matching contributions which totaled $42,203 for the year ended December 31, 2023. There were no employer matching contributions during 2022.

NOTE O - RECLASSIFICATIONS

Certain reclassifications were made to the 2022 financial statements to conform to the 2023 presentation. These changes did not impact net income or stockholders' equity.

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Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE P - SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 16, 2024, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

The Company has closed on the acquisition of four different farms totaling approximately $4.8 million and the sale of one farm for approximately $1.5 million.

The Company collected mortgage notes receivable totaling approximately $5.4 million, including one mortgage note classified as Watch totaling approximately $4.9 million as of December 31, 2023 that was refinanced with another financial institution.

Total issuance of REIT equity shares and Rooted in Regeneration Notes totaled approximately $2.2 million.

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Item 8. Exhibits

2.1*	Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(a) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
2.2*	Certificate of Amendment of Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2.3 to the Company’s Semi-Annual Report on Form 1-SA filed September 28, 2021)
2.3*	Certificate of Amendment of Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on SEC Form 1-U filed October 20, 2023).
2.4*	Bylaws of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(b) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
3.1*	Stock Redemption Program dated April 24, 2024 (incorporated by reference to Exhibit 9.1 to the Company’s Form 1-U filed April 25, 2024)
3.2*	Dividend Reinvestment Plan (incorporated by reference to Exhibit 3.1 to the Company’s Semi-Annual Report filed September 28, 2020)
3.3*	Form of Series IV Soil Restoration Note (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 1-K filed April 29, 2022)
3.4*	Form of Rooted in Regeneration Note (incorporated by reference to Exhibit 9.2 to the Company’s Form 1-U filed April 25, 2024)
4.1*	Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A filed May 17, 2022)
6.1*	Stock Option Agreement – David Miller (incorporated by reference to Exhibit 6(ii) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.2*	Agreement for Certified B Corporations and Iroquois Valley's Public B-Lab Profile (incorporated by reference to Exhibit 6(xiv) to the Company’s Offering Statement on Form 1-A/A filed July 10, 2020)
6.3**	Promissory Note for Line of Credit – Compeer Financial
6.4*	Promissory Note for Line of Credit – First Midwest Bank (incorporated by reference to Exhibit 6(viii) to the Company’s Annual Report on Form 1-K filed April 30, 2021)
6.5*	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 6.5 to the Company’s Supplement No. 2 dated June 9, 2022 filed pursuant to Rule 253(g)(2))
6.6*	2023 Equity Incentive Plan (incorporated by reference to Exhibit 3.4 to the Company’s Supplement on Form 253g2 filed October 18, 2023)

*Filed previously

**Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, CO on April 25, 2024.

IROQUOIS VALLEY FARMLAND REIT, PBC
By:	/s/ Chris Zuehlsdorff
Chris Zuehlsdorff Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Chris Zuehlsdorff	Chief Executive Officer and Director	April 25, 2024
Chris Zuehlsdorff	(principal executive officer and principal accounting officer)

/s/ Joseph Mantoan	Principal Financial Officer	April 25, 2024
Joseph Mantoan

/s/ Dr. Anna Jones-Crabtree	Director and Chairperson	April 25, 2024
Dr. Anna Jones-Crabtree

/s/ Andrew Ambriole	Director	April 25, 2024
Andrew Ambriole

/s/ Dorothy D. Burlin	Director	April 25, 2024
Dorothy D. Burlin

/s/ Arnold Lau	Director	April 25, 2024
Arnold Lau

/s/ Olivia Watkins	Director	April 25, 2024
Olivia Watkins

/s/ Dr. Stephen P. Rivard	Director and Co-Founder	April 25, 2024
Dr. Stephen P. Rivard

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